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| FORM 3 |     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    Career Education Corporation
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        (Last)                      (First)                        (Middle)

    2800 West Higgins Road                                        Suite 790
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                                   (Street)

    Hoffman Estates                   IL                              60195
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               12/6/99
                                                                  --------------

3.  I.R.S. Identification Number of Reporting Person if an entity
    (voluntary)   39-3932190
                --------------

4.  Issuer Name and Ticker or Trading Symbol   California Culinary Academy, Inc.
                                             -----------------------------------
                                                           (COOK)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

      X
    _____ Form filed by One Reporting Person
    _____ Form filed by More than One Reporting Person

             Table I--Non-Derivative Securities Beneficially Owned

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
Common Stock               -0-
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

         Potential persons who are to respond to the collection
         of information contained in this form are not required
         to respond unless the form displays a currently                  (Over)
         valid OMB control number.                               SEC 1473 (3-99)

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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
Stock Option (right to buy)(1)  Immed.     (2)        Common Stock      1,527,410      $5.25               D
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
Explanation of Responses:
(1)These options were acquired pursuant to the Option Agreements dated 12/6/99 among Career Education Corporation and Theodore G. Crocker, William G. DeMar and Thomas C. Green.
(2)In the event the Merger Agreement dated December 6, 1999 by and between Career Education Corporation, California Culinary Academy, Inc. and CCA Acquisition, LLC is terminated in accordance with its terms, the obligations set forth in the Option Agreements shall also terminate.

                              Career Education Corporation

                              /s/ John M. Larson                   12/15/99
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date
                                 by John M. Larson, Chief
                                     Executive Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                    Page 2